Exhibit 2.1

SEPARATION AND DISTRIBUTION AGREEMENT

THIS SEPARATION AND DISTRIBUTION AGREEMENT (the “Agreement”), dated as of September 27, 2010, is entered into by and between LRAD Corporation, a Delaware corporation (“LRAD”), and Parametric Sound Corporation, a Nevada corporation (“Parametric”) (each, a “Party,” and collectively, the “Parties”).

R E C I T A L S

WHEREAS, the Board of Directors of LRAD has determined that it is in the best interests of LRAD and its stockholders to separate its HyperSonic Sound (“HSS”) business through a tax-free spin-off transaction (the “Separation”);

WHEREAS, in order to effect the Separation, the Board of Directors of LRAD has determined that it is in the best interests of LRAD and its stockholders to distribute to its stockholders, on a pro rata basis, all of the Parametric Common Stock (the “Distribution”); and

WHEREAS, the Parties intend in this Agreement to set forth the principal corporate arrangements between the Parties with respect to the Separation and the Distribution;

NOW, THEREFORE, in consideration of the foregoing and the terms, conditions, covenants and provisions of this Agreement, LRAD and Parametric mutually covenant and agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1. General. As used in this Agreement, the following capitalized terms shall have the following meanings:

“Action” means any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, including, without limitation, a Subsidiary (as defined below). As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“Agent” shall have the meaning set forth in Section 3.1(a).

“Ancillary Agreements” means all of the agreements, instruments, assignments or other arrangements entered into in connection with the transactions contemplated hereby.

“Assets” means assets, properties, claims and rights (including goodwill), wherever located (including in the possession of vendors or other Third Parties or elsewhere on behalf of the owner), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the records or financial statements of any Person.

“Combined Books and Records” shall have the meaning set forth in Section 5.1(c).

“Commission” means the United States Securities and Exchange Commission or any successor agency thereto.

“Consents” means any consents, waivers or approvals from, or notification requirements to any Third Parties.

“Contract” means any contract, obligation, indenture, agreement, lease, purchase order, commitment, permit, license, note, bond, mortgage, arrangement or undertaking (whether written or oral and whether express or implied) that is legally binding on any Person or any part of its property under applicable Law, but excluding this Agreement and any Ancillary Agreement save as otherwise expressly provided in this Agreement or any Ancillary Agreement.

“Distribution” shall have the meaning set forth in the recitals hereto.

“Distribution Date” means the date upon which the Distribution shall be effective, as determined by the Board of Directors of LRAD.

“Effective Time” means 11:59 p.m. EDT on the Distribution Date at which time the Distribution is effective.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time that reference is made thereto.

“Excluded Assets” means any and all Assets of LRAD not expressly transferred to Parametric pursuant to this Agreement, including without limitation the Assets set forth on Schedule 1.1 hereto under the caption “Excluded Assets”.

“Form 10” means the registration statement on Form 10 filed by Parametric with the Commission relating to the Parametric Common Stock, as amended from time to time.

“Governmental Approvals” means any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign or international court, government department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

“HSS” shall have the meaning set forth in the Recitals.

“Indemnifying Party” shall have the meaning set forth in Section 4.7(c).

“Indemnitee” shall have the meaning set forth in Section 4.7(c).

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including without limitation, studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), communications and materials otherwise related to or made or prepared in connection with or in preparation for any legal proceeding, and other technical, financial, employee or business information or data.

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all United States and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks and all goodwill associated therewith, (iii) copyrights and copyrightable subject matter, whether statutory or common law, registered or unregistered and published or unpublished, (iv) rights of publicity, (v) moral rights and rights of attribution and integrity, (vi) rights in Software, (vii) trade secrets and all other confidential and proprietary information, know-how, inventions, improvements, processes, formulae, models and methodologies, (viii) rights to personal information, (ix) telephone numbers and internet protocol addresses, (x) applications and registrations for the foregoing, and (xi) rights and remedies against past, present, and future infringement, misappropriation, or other violation of the foregoing.

“Law” means any federal, national, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Liabilities” means any and all debts, liabilities, and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, reserved or unreserved of any kind or nature whatsoever.

“LRAD Books and Records” shall have the meaning set forth in Section 5.1(b).

“LRAD Business” means all of the business and operations of LRAD and its Subsidiaries other than the Parametric Business.

“LRAD Common Stock” means the Common Stock, $0.00001 par value per share, of LRAD.

“LRAD Liabilities” means the Liabilities of LRAD, which, for the avoidance of doubt, shall not include any Parametric Liabilities.

“LRAD Policies” means all insurance policies and insurance Contracts of any kind (other than life and benefits policies or Contracts), together with the rights, benefits and privileges thereunder, current or past, which are owned or maintained by LRAD under which HSS products are covered.

“Operations Data” shall have the meaning set forth in Section 5.2.

“Parametric Assets” means (a) any and all Assets reflected in the Parametric Balance Sheet, and any and all Intellectual Property used primarily in the Parametric Business, which have not been disposed of or removed from the Parametric Balance Sheet between the date of the Parametric Balance Sheet and the Distribution Date, (b) any and all Assets acquired by Parametric (or LRAD on behalf of Parametric) after the date of the Parametric Balance Sheet that would be reflected in the balance sheet of Parametric as of the Distribution Date, if such balance sheet was prepared by Parametric in accordance with the same accounting principles under which the Parametric Balance Sheet was prepared, and (c) any other Assets expressly set forth on Schedule 1.1 hereto under the caption “Parametric Assets”. For the avoidance of doubt, (a) Parametric Assets shall not include any cash or cash equivalents, accounts receivable (whether related to the Parametric business or otherwise) or any net operating losses, research and development credits or other tax attributes of LRAD and its Subsidiaries whether or not relating to the Parametric Business, (b) Parametric Assets shall not include any Excluded Assets and (c) Parametric Assets shall not include any Retained HSS Assets until assigned in accordance with Section 2.2.

“Parametric Balance Sheet” means the [unaudited] balance sheet of Parametric as of March 31, 2010 included in the Form 10 and attached hereto as Schedule 1.2.

“Parametric Books and Records” shall have the meaning set forth in Section 5.1(a).

“Parametric Business” means all of the business and operations of the HSS technology business of LRAD as described in the Form 10.

“Parametric Common Stock” means the Common Stock, $0.001 par value per share, of Parametric.

“Parametric Liabilities” means (a) any and all Liabilities reflected in the Parametric Balance Sheet, (b) any and all Liabilities resulting from or accrued in the operation of the Parametric Business after the date of the Parametric Balance Sheet that would be reflected in the balance sheet of Parametric as of the Distribution Date if such balance sheet was prepared by Parametric in accordance with the same accounting principles under which the Parametric Balance Sheet was prepared, (c) any and all Liabilities asserted before or after the Distribution Date relating to, arising out of, or resulting from any Parametric Asset(s) or the operation of the Parametric Business or any other business conducted by Parametric or any Affiliate of Parametric after the Distribution Date, (d) any and all other Liabilities of Parametric relating to, arising out of or resulting from Parametric’s performance or obligations under any Ancillary Agreement or this Agreement, and (e) any and all Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement to be transferred to Parametric.

“Party” shall have the meaning set forth in the preamble hereof.

“Person” means any natural person, firm, individual, corporation, business trust, joint venture, association, company, limited liability company, partnership or other organization or entity, whether incorporated or unincorporated, or any governmental entity.

“Record Date” means the close of business on September 10, 2010, the date determined by the LRAD Board of Directors as the record date for the Distribution.

“Retained HSS Assets” shall mean the Assets expressly set forth on Schedule 1.1 hereto under the caption “Retained HSS Assets”.

“Retained HSS Liabilities” shall mean all Parametric Liabilities incurred prior to the Distribution Date, including but not limited to any vendor liabilities, warranty liabilities and payroll or other liabilities, and any Liabilities for or resulting from the HSS business retained by LRAD pursuant to Section 2.2.

“Separation” shall have the meaning set forth in the recitals hereto.

“Software” means all computer programs (whether in source code, object code or other form), algorithms, databases and data, and technology supporting the foregoing, and all documentation, including flowcharts and other logic and design diagrams, technical, functional and other specifications, and user manuals and training materials related to any of the foregoing.

“Subsidiary” means any corporation or other organization of which at least a majority of the securities or interests have voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by a Person.

“Third Party” means any Person other than LRAD, Parametric or Affiliate thereof.

“Third Party Claim” shall have the meaning set forth in Section 4.7(c).

“Transfer” shall have the meaning set forth in Section 2.1(a).

Section 1.2. References; Interpretation. References in this Agreement to the singular shall include the plural and vice versa and words of one gender shall include the other gender as the context requires. The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement. Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules to this Agreement unless otherwise specified. The word “including” and words of similar import when used in this Agreement (or the applicable Ancillary Agreement) means “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive.

ARTICLE 2

THE SEPARATION

Section 2.1. Transfer of Assets.

(a) As of the date hereof and with effect immediately prior to the Effective Time, LRAD hereby transfers, contributes, assigns, distributes and conveys to Parametric all of LRAD’s right, title and interest in and to the Parametric Assets (the “Transfer”) pursuant to, and so as to qualify as a contribution to capital under, section 351 of the Internal Revenue Code of 1986, as amended. Parametric hereby accepts such Transfer from LRAD, effective concurrently therewith.

(b) Except as otherwise specifically set forth in this Agreement or any Ancillary Agreement, Parametric shall not accept, assume or be responsible for any Parametric Liabilities incurred by LRAD prior to or after the Distribution Date.

(c) If at any time (whether prior to or after the Effective Time) either Party hereto shall receive or otherwise possess an Asset that is allocated to any other Person pursuant to this Agreement or any Ancillary Agreement, such Party shall promptly transfer or cause to be transferred, at such Party’s expense, for no additional consideration, such Asset, including any and all economic benefits generated from such Asset after the Effective Time, to such Party hereto.

(d) In furtherance of the Transfer, and simultaneously with the execution and delivery of this Agreement LRAD shall execute and deliver, and shall cause its Affiliates to execute and deliver, such bills of sale, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the Transfer.

(e) LRAD shall be responsible for all Retained HSS Liabilities.

Section 2.2. Retention and Use of Certain HSS Assets. Notwithstanding the foregoing, the Retained HSS Assets will not be assigned by LRAD to Parametric under Section 2.1. Following the Distribution Date, LRAD shall have the right to use the Retained HSS Assets on a royalty-free basis to (a) to fill any orders for such Retained HSS Assets that are received prior to the Distribution Date, (b) accept and fill continuing purchase orders for LRAD’s current project with Cardinal Health, Inc.

through the completion of such project, (c) accept unsolicited follow-on orders for LRAD’s H450 product from current customers through December 31, 2010; provided that LRAD may not actively pursue new H450 or HSS business after the Distribution Date, and (d) provide warranty services for its H450 customers at its cost through any applicable warranty term. All Retained HSS Assets shall be automatically assigned to Parametric as of and when determined by LRAD to be unnecessary to meet the foregoing requirements. LRAD agrees that it will sell such additional HSS products in the ordinary course and without discounts in excess of 25% of its current sales prices.

Section 2.3. Governmental Approvals; Consents.

(a) To the extent that the Separation requires any Governmental Approvals or Consents, the Parties shall use commercially reasonable efforts to obtain any such Governmental Approvals and Consents. If and to the extent that the transfer or assignment of any Parametric Assets would violate applicable Law or require any Governmental Approval or Consent, then, unless LRAD shall otherwise determine, the transfer or assignment of such Parametric Assets shall be deemed deferred and any such purported transfer or assignment shall be null and void until such time as all legal impediments are removed and/or each of such Governmental Approval or Consent has been obtained. No Party shall be obligated to pay any consideration to any Third Party from whom any such Consent is requested.

(b) If the transfer of any Parametric Assets intended to be transferred hereunder is not consummated prior to the Effective Time for any reason, then LRAD shall thereafter hold such Parametric Asset for the use and benefit of Parametric entitled thereto if permitted by law. If and when the Governmental Approvals or Consents, or other impediments to transfer, that caused the deferral of transfer of such Asset are obtained or removed, the transfer of the applicable Asset shall be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement.

(c) If the Parties are unable to obtain any required Governmental Approvals or Consents, LRAD shall continue to be bound by such Contract, license or other obligation; provided, however, that LRAD shall not be obligated to extend, renew or otherwise cause such Contract, license or other obligation to remain in effect beyond the term in effect as of the Effective Time. If and when any such Governmental Approval or Consent is obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or capable of novation, LRAD shall promptly assign, or cause to be assigned, all rights, obligations and other Liabilities thereunder to Parametric without payment of any further consideration and Parametric, without the payment of any further consideration, shall assume such rights and obligations and other Liabilities.

Section 2.4. Termination of Agreements. Except with respect to this Agreement and the Ancillary Agreements (and agreements expressly contemplated herein or therein to survive by their terms) on behalf of the Parties, the Parties hereby terminate any and all written or oral agreements, arrangements, commitments or understandings, between them, effective as of the Effective Time; and each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

Section 2.5. Disclaimer of Representations and Warranties. ON BEHALF OF THE PARTIES, THE PARTIES UNDERSTAND AND AGREE THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES CONTRIBUTED, TRANSFERRED, DISTRIBUTED OR ASSUMED HEREBY OR THEREBY, AS TO ANY CONSENTS OR GOVERNMENTAL APPROVALS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY

SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, DISTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS AND, THE TRANSFEREE SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY CONSENTS OR GOVERNMENTAL APPROVALS ARE NOT OBTAINED OR THAT THE REQUIREMENTS OF LAWS, CONTRACTS, OR JUDGMENTS ARE NOT COMPLIED WITH.

ARTICLE 3

THE DISTRIBUTION

Section 3.1. The Distribution.

(a) Subject to Section 3.3, on or prior to the Distribution Date, for the benefit of and distribution to the holders of LRAD Common Stock on the Record Date, LRAD will deliver stock certificates, endorsed by LRAD in blank, to the distribution agent, Interwest Transfer Company (the “Agent”), representing all of the outstanding and issued shares of Parametric Common Stock then owned by LRAD. LRAD shall instruct the Agent to electronically distribute the appropriate number of such shares of Parametric Common Stock to each such holder or designated transferee or transferees of such holder.

(b) Subject to Section 3.3, each holder of LRAD Common Stock on the Record Date (or such holder’s designated transferee or transferees) will be entitled to receive in the Distribution as of the Effective Time one (1) share of Parametric Common Stock for each two (2) shares of LRAD Common Stock held of record on the Record Date. No fractional shares will be issued. In the event a holder of LRAD Common Stock would otherwise be entitled to a fractional share of Parametric Common Stock, the number of shares of Parametric Common Stock such holder of LRAD Common Stock will receive in the Distribution will be rounded up to the nearest whole number of shares of Parametric Common Stock. No action by any such stockholder shall be necessary for such stockholder (or such stockholder’s designated transferee or transferees) to receive the shares of Parametric Common Stock. Parametric and LRAD, as the case may be, will provide to the Agent any and all information required in order to complete the Distribution.

Section 3.2. Actions in Connection with the Distribution.

(a) Prior to the Distribution Date, LRAD and Parametric shall have prepared and mailed to the holders of LRAD Common Stock such information concerning Parametric, the Parametric Business, operations and management, the Distribution, the Separation and such other matters as LRAD shall reasonably determine and as may be required by law.

(b) Parametric shall have prepared and, in accordance with applicable Law, filed with the Commission the Form 10, including amendments, supplements and any such other documentation which is necessary or desirable to effectuate the Distribution, and Parametric shall have obtained all necessary approvals from the Commission with respect thereto as soon as practicable.

(c) LRAD and Parametric shall take all such action as may be necessary or appropriate under the securities or blue sky laws of the states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the Distribution.

(d) DELETED.

(e) Parametric shall have prepared and filed an application for the original listing on the OTC Bulletin Board of the Parametric Common Stock to be distributed in the Distribution, and the OTC Bulletin Board shall have approved such application and provided the appropriate certification to the Commission.

(f) LRAD and Parametric shall take all reasonable steps necessary to cause the conditions set forth in Section 3.3 to be satisfied and to effect the Distribution on the Distribution Date.

Section 3.3. Conditions to Distribution. Subject to Section 3.2, the following are conditions to the consummation of Distribution. The conditions are for the sole benefit of LRAD and shall not give rise to or create any duty on the part of LRAD or the Board of Directors of LRAD to waive or not waive any such condition:

(a) The Form 10 shall have been declared effective by the Commission, with no stop order in effect with respect thereto.

(b) All material Government Approvals and other Consents necessary to consummate the Distribution shall have been obtained and be in full force and effect.

(c) No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect and no other event outside the control of LRAD shall have occurred or failed to occur that prevents the consummation of the Distribution.

(d) The Board of Directors of LRAD shall have authorized and approved the Distribution and not withdrawn such authorization and approval.

(e) No other events or developments shall have occurred that, in the sole discretion of the Board of Directors of LRAD, would result in the Distribution having a material adverse effect on LRAD or on the stockholders of LRAD or not being in the best interest of LRAD and its stockholders.

ARTICLE 4

COVENANTS

Section 4.1. Solicitation and Hiring. Neither LRAD nor Parametric from the Distribution Date through and including the two (2) year anniversary of the Distribution Date, without prior written consent of the other Party, will solicit, aid, encourage or induce any employee to terminate or breach an employment, contractual or other relationship with the other Party (or its Affiliates), hire or otherwise employ any employee of the other Party; provided, however, that Parametric shall be permitted to hire David Pratt, and provided, further, that nothing in this Section 4.1 shall be deemed to prohibit any general solicitation for employment through advertisements and search firms not specifically directed at employees of such other applicable Party.

Section 4.2. Warrant Exercises. If any warrants to purchase shares of capital stock of LRAD that are outstanding on the Distribution Date are exercised following the Distribution Date, then Parametric will issue to the holder of such warrants such number of shares of Parametric Common Stock as is required by the applicable warrant. If the closing price per share of LRAD Common Stock on the date such warrants are exercised is less than the exercise price of such warrants, then LRAD will pay to Parametric an amount equal to the number of shares of LRAD Common Stock issued upon such exercise multiplied by the difference between the exercise price and the closing price per share of LRAD Common Stock on the date the warrants are exercised, up to a maximum of $0.25 per share of LRAD Common Stock issued. For example if the closing price of LRAD Common Stock on the date of exercise is $2.50 and warrants to purchase 1,000,000 shares are exercised then LRAD will retain $2.50 per exercised share (or $2,500,000) and will pay to Parametric $0.17 per exercised share of LRAD Common Stock (or $170,000) for the 500,000 shares Parametric will be required to issue.

Section 4.3. Post Closing Cooperation. LRAD agrees for a reasonable time following the Distribution Date to provide to Parametric reasonable training regarding use of certain of the Parametric Assets and manufacturing parts or elements of the HSS products. Parametric agrees to permit LRAD to use the manufacturing equipment that is part of the Parametric Assets until December 31, 2010 to manufacture, using components and parts owned by LRAD, the additional H450 products that LRAD may require to fulfill orders and warranty obligations as permitted hereunder. In addition to the foregoing, each of the Parties agrees to cooperate with the other Party in good faith to provide for the manufacturing needs of such other Party. Any additional terms and conditions of such cooperation shall be determined by the mutual, good faith agreement of the Parties.

Section 4.4. Insurance.

(a) Following the cessation of coverage of HSS products under an LRAD Policy, if (i) an occurrence for which coverage is available under any such LRAD Policy happens prior to the date of the last delivery by LRAD of an HSS product in accordance with this Agreement and (ii) a claim arising therefrom has been or is eventually asserted against Parametric (including any officer, director, employee or agent thereof), so long as such claim is reported by Parametric to the carrier (with a copy to LRAD), in accordance with the reporting provision of the applicable policy, then LRAD will (A) continue to provide Parametric with access to and coverage under the applicable LRAD Policies and (B) reasonably cooperate with Parametric and take commercially reasonable actions as may be necessary or advisable to assist Parametric in submitting such claims under the applicable LRAD Policies, provided that Parametric shall be responsible for its portion of any deductibles or self-insured retentions or co-payments legally due and owing relating to such claims. For the avoidance of doubt, if an occurrence for which coverage is available under any such LRAD Policy happens after the Effective Time (and is not attributable and related to an occurrence which occurred prior to the Effective Time), or a claim arising from an occurrence prior to the Effective Time is not reported by Parametric to LRAD on or before the date when such occurrence must be reported to the carrier under the applicable LRAD Policy, then no payment for any damages, costs of defense, or other sums with respect to such claim shall be available to Parametric under such LRAD Policies. On or prior to the Distribution Date, Parametric shall obtain reasonable and customary insurance policies covering its operations and products following the Distribution Date.

(b) With respect to all LRAD Policies, Parametric agrees and covenants (on behalf of itself and each Affiliate of Parametric) (i) not to make any claim or assert any rights against LRAD, or the unaffiliated third-party insurers of such LRAD Policies, except as expressly provided under this Section 4.2, and (ii) to otherwise reasonably cooperate with LRAD and take commercially reasonable actions as may be necessary or advisable to assist LRAD in fulfilling its obligations under the applicable LRAD Policies as set forth in this Section 4.2.

Section 4.5. Confidentiality.

(a) Notwithstanding any termination of this Agreement and subject to Section 4.5(c), for a period of two (2) years from the Distribution Date, each Party agrees to hold, and to cause its respective Affiliates, directors, officers, employees, agents, accountants, counsel and other advisors and representatives to hold, in strict confidence, and undertake all reasonable precautions to safeguard and protect the confidentiality of, all Information concerning the other Party that is in its possession after the Distribution Date or furnished by the other Party or its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives at any time pursuant to this Agreement, any Ancillary Agreement or otherwise, and shall not use any such Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such Information has been (i) in the public domain through no fault of such Party or any of their respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives, (ii) lawfully acquired from other sources, which are not bound by a confidentiality obligation, by such Party, or (iii) independently generated without reference to any proprietary or confidential Information of the other Party.

(b) Each Party agrees not to release or disclose, or permit to be released or disclosed, any such Information to any other Person, except its directors, officers, employees, agents, accountants, counsel and other advisors and representatives who need to know such Information and who are informed and advised that the Information is confidential and subject to the obligations hereunder, except in compliance with Section 4.5(c). Without limiting the foregoing, when any Information is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each Party will promptly after request of the other Party either (i) destroy all copies of the Information in such Party’s possession, custody or control (including any that may be stored in any computer, word processor, or similar device, to the extent not commercially impractical to destroy such copies) including, without limitation, any copies, summaries, analyses, reports, extracts or other reproductions, in whole or in part, of such written, electronic or other tangible material or any other materials in written, electronic or other tangible format based on, reflecting or containing Information prepared by such Party, and/or (ii) return to the requesting Party, at the expense of the requesting Party, all copies of the Information furnished to such Party by or on behalf of the requesting Party.

(c) In the event that either Party (i) determines after consultation with counsel, in the opinion of such counsel that it is required by law to disclose any Information or (ii) receives any demand under lawful process or from any Governmental Authority to disclose or provide Information of the other Party that is subject to the confidentiality provisions hereof, such Party shall notify the other Party prior to disclosing or providing such Information and shall cooperate at the expense of the requesting party (and to the extent legally permissible) in seeking any reasonable protective arrangements requested by such other Party. Subject to the foregoing, the Party that received such request may thereafter (1) furnish only that portion of the confidential Information that is legally required, (2) give notice to the other Party of the information to be disclosed as far in advance as is practical, and (3) exercise reasonable best efforts to obtain reliable assurance that the confidential nature of such Information shall be maintained.

Section 4.6. Litigation cooperation.

(a) Each of LRAD and Parametric agrees that at all times from and after the Effective Time, if an Action currently exists or is commenced by a third-party with respect to which a Party is a named defendant but such Action is otherwise not a Liability allocated to such named Party under this Agreement or any Ancillary Agreement, then the other Party shall use commercially reasonable efforts to cause such named but not liable defendant to be removed from such Action and such defendant shall not be required to make any payments or contribution in connection therewith.

(b) Each of LRAD and Parametric shall each use commercially reasonable efforts to make available to the other, upon written request, its officers, directors, employees and agents, and the officers, directors, employees and agents thereof, as witnesses to the extent that such individuals may reasonably be required in connection with any legal, administrative or other proceedings in which the requesting Party may be involved. The requesting Party shall bear all out-of-pocket expenses in connection therewith. On and after the Effective Time, in connection with any matter contemplated by this Section 4.6, the Parties will maintain any attorney-client privilege or work product immunity of each Party as required by this Agreement or any Ancillary Agreement.

Section 4.7. Indemnification

(a) Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Distribution Date, Parametric shall indemnify, defend and hold harmless LRAD and its Affiliates, including each of their respective directors and officers, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “LRAD Indemnitees”), from and against any and all Liabilities and related losses of the LRAD Indemnitees relating to, arising out of or resulting from any of (a) the failure of Parametric or its Affiliates or any other Person to pay, perform or otherwise promptly discharge after the Distribution Date any Parametric Liabilities incurred after the Distribution in accordance with their respective terms, (b) any untrue statement, alleged untrue statement, omission or alleged omission of a material fact in the Form 10, resulting in a misleading statement, with respect to all information contained in the Form 10, and (c) any breach by Parametric of this Agreement or any of the Ancillary Agreements.

(b) Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Distribution Date, LRAD shall indemnify, defend and hold harmless Parametric, and its Affiliates, including each of their respective directors and officers, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Parametric Indemnitees”), from and against any and all Liabilities and related losses of the Parametric Indemnitees relating to, arising out of or resulting from any of (a) the failure of LRAD or its Affiliates to pay, perform or otherwise promptly discharge after the Distribution Date any LRAD Liabilities, (b) the LRAD Liabilities, (c) the Retained HSS Liabilities, and (d) any breach by LRAD of this Agreement or any of the Ancillary Agreements.

(c) If a party entitled to indemnification hereunder (an “Indemnitee”) shall receive notice or otherwise learn of the assertion by a Third Party (including any Governmental Authority) of any claim or of the commencement by any such Person of any Action (collectively, a “Third Party Claim”) with respect to which a party required to provide indemnification hereunder (an “Indemnifying Party”) may be obligated to provide indemnification to such Indemnitee, such Indemnitee shall give such Indemnifying Party and each Party to this Agreement written notice thereof as soon as reasonably practicable, but no later than thirty (30) days after becoming aware of such Third Party Claim. Any such notice shall describe the Third Party Claim in reasonable detail. If any Party shall receive notice or otherwise learn of the assertion of a Third Party Claim which may reasonably be determined to be a Liability of the Parties, such Party shall give the other Party to this Agreement written notice thereof within thirty (30) days after becoming aware of such Third Party Claim. Any such notice shall describe the Third Party Claim in reasonable detail. Notwithstanding the foregoing, the failure of any Indemnitee or other Party to give notice as provided in this Section 4.7(c) shall not relieve the related Indemnifying Party of its obligations under this ARTICLE 4, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice.

(i) An Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim, at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel; provided that if the defendants in any such claim include both the Indemnifying Party and one or more

Indemnitees and in such Indemnitees’ reasonable judgment a conflict of interest between such Indemnitees and such Indemnifying Party exists in respect of such claim, such Indemnitees shall have the right to employ separate counsel and in that event the reasonable fees and expenses of such separate counsel (but not more than one separate counsel reasonably satisfactory to the Indemnifying Party) shall be paid by such Indemnifying Party. Within thirty (30) days after the receipt of notice from an Indemnitee in accordance with Section 4.7 (or sooner, if the nature of such Third Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending such Third Party Claim. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnitee.

(ii) With respect to any Third Party Claim, the Indemnifying Party and Indemnitees agree, and shall cause their respective counsel (if applicable), to cooperate fully (in a manner that will preserve all attorney-client privilege or other privileges) to mitigate any such claim and minimize the defense costs associated therewith.

(iii) If an Indemnifying Party fails to assume the defense of a Third Party Claim within thirty (30) days after receipt of written notice of such claim, the Indemnitee will, upon delivering notice to such effect to the Indemnifying Party, have the right to undertake the defense, compromise or settlement of such Third Party Claim on behalf of and for the account of the Indemnifying Party subject to the limitations as set forth in this Section 4.7(c); provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned. If the Indemnitee assumes the defense of any Third Party Claim, it shall keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement. The Indemnifying Party shall reimburse all such costs and expenses of the Indemnitee in the event it is ultimately determined that the Indemnifying Party is obligated to indemnify the Indemnitee with respect to such Third Party Claim. In no event shall an Indemnifying Party be liable for any settlement effected without its consent, which consent will not be unreasonably withheld, delayed or conditioned.

(d) Any claim on account of a Liability or related loss which does not result from a Third Party Claim shall be asserted by written notice given by the Indemnitee to the related Indemnifying Party. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such sixty (60) day period, such Indemnifying Party shall be deemed to have accepted responsibility to make payment. If such Indemnifying Party rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the Ancillary Agreements.

(e) In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense (including allocated costs of in-house counsel and other in-house personnel) of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(f) In the event of an Action in which the Indemnifying Party is not a named defendant, if the Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant, and add the Indemnifying Party as a named defendant if at all practicable. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this section and subject to Section 4.7 with respect to Liabilities, the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts’ fees and all other external expenses, and the allocated costs of in-house counsel and other in-house personnel), the costs of any judgment or settlement, and the costs of any interest or penalties relating to any judgment or settlement.

(g) The rights and obligations of each Party and their respective Indemnitees under this Section 4.7 shall survive the sale or other transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any and all Liabilities.

ARTICLE 5

ACCESS TO INFORMATION AND SERVICES

Section 5.1. Provision of Corporate Records.

(a) Except as otherwise provided in any Ancillary Agreement, upon the prior written request by Parametric for specific and identified books and records which relate to (x) Parametric or the conduct of the Parametric Business, as the case may be, up through the Distribution Date, or (y) any Ancillary Agreement to which Parametric and LRAD are parties (the “Parametric Books and Records”), LRAD shall, at the expense of Parametric, provide for the transport of the Parametric Books and Records in its possession or control to a location provided by Parametric as soon as practicable but no later than thirty (30) days following the date of such request, except to the extent such items are already in the possession of Parametric or a Parametric Affiliate.

(b) Except as otherwise provided in any Ancillary Agreement, upon the prior written request by LRAD for specific and identified books and records which relate to (x) LRAD or the conduct of the LRAD Business, as the case may be, up through the Distribution Date, or (y) any Ancillary Agreement to which Parametric and LRAD are parties (the “LRAD Books and Records”), Parametric shall, at the expense of LRAD, provide the transport of the LRAD Books and Records in its possession or control to a location provided by LRAD as soon as practicable but no later than thirty (30) days following the date of such request, except to the extent such items are already in the possession of LRAD or a LRAD Affiliate.

(c) With respect to books and records that relate to both the Parametric Business and the LRAD Business (the “Combined Books and Records”), (i) the Parties shall use good faith efforts to divide such Combined Books and Records into Parametric Books and Records and LRAD Books and Records, as appropriate, and (ii) to the extent such Combined Books and Records are not so divided, each Party shall each keep and maintain copies of such Combined Books and Records as reasonably appropriate under the circumstances, subject to applicable confidentiality provisions hereof and of any Ancillary Agreement.

Section 5.2. Access to Information. Except as otherwise provided in an Ancillary Agreement, from and after the Distribution Date, LRAD shall provide Parametric and its authorized accountants, counsel and other designated representatives reasonable access and duplicating rights during normal business hours to all records, books, contracts, instruments, computer data and other data and information relating to pre-Distribution operations of the Parametric Business (collectively, “Operations Data”) within LRAD’s possession or control (including using reasonable best efforts to give access to persons or firms possessing information) insofar as such access is reasonably required by Parametric for the conduct of the Parametric Business, subject to appropriate restrictions for classified or privileged information. Similarly, except as otherwise provided in an Ancillary Agreement, Parametric shall provide LRAD and its authorized accountants, counsel and other designated representatives reasonable access (including using reasonable best efforts to give access to persons or firms possessing information) and duplicating rights during normal business hours to Operations Data, within Parametric’s possession, insofar as such access is reasonably required by LRAD for the conduct of the LRAD Business, subject to appropriate restrictions for classified or privileged information. Operations Data and other documents may be requested under this ARTICLE 5 for the legitimate business purposes of either Party, including, without limitation, audit, accounting, claims (including claims for indemnification hereunder), litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations and for performing under this Agreement and the transactions contemplated hereby.

Section 5.3. Reimbursement. Except to the extent otherwise contemplated in any Ancillary Agreement, a Party providing Operations Data or witness services to the other Party under this ARTICLE 5 shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments of such amounts, relating to supplies, disbursements and other out-of-pocket expenses (at cost) and direct and indirect expenses of employees who are witnesses or otherwise furnish assistance (at cost), as may be reasonably incurred in providing such Operations Data or witness services.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1. Further Assurances. In addition to and without limiting the actions specifically provided in this Agreement, each of the Parties hereto shall use its reasonable best efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements. Without limiting the foregoing, prior to, on and after the Distribution Date, each Party hereto shall cooperate with the other Party, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by the other Party hereto from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the Parametric Assets and the other transactions contemplated hereby and thereby.

ARTICLE 7

TERMINATION

Section 7.1. Termination. Notwithstanding anything to the contrary herein, this Agreement may be terminated and the Distribution may be amended, modified or abandoned at any time prior to the Effective Time by and in the sole discretion of LRAD without the approval of Parametric or the stockholders of LRAD. In the event of such termination, no Party shall have any Liability to the other Party or any other Person. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties.

ARTICLE 8

MISCELLANEOUS

Section 8.1. Counterparts; Entire Agreement.

(a) This Agreement and each Ancillary Agreement may be executed in one or more counterparts, each of which shall be considered one and the same agreement, and shall become effective when each counterpart has been signed by each of the Parties and delivered to the other Party.

(b) This Agreement, the Ancillary Agreements and the Exhibit and Schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein. Except with respect to tax matters, in the event of any conflict between the terms and conditions of this Agreement and the terms and conditions of any Ancillary Agreement, the terms and conditions of this Agreement (including amendments hereto) shall control.

Section 8.2. Governing Law. This Agreement, except as expressly provided herein, and, unless expressly provided therein, each Ancillary Agreement, shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies.

Section 8.3. Tax Matters. Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the Parties with respect to any and all tax matters shall be exclusively governed by the provisions of the Tax Sharing Agreement, except as set forth therein.

Section 8.4. Assignability. The provisions of this Agreement, each Ancillary Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns. Notwithstanding the foregoing, this Agreement shall not be assignable, in whole or in part, by any Party without the prior written consent of the other Party, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be null and void; provided, that (i) a Party may assign this Agreement in connection with a merger transaction in which such Party is not the surviving entity or the sale by such Party of all or substantially all of its Assets, and upon the effectiveness of such assignment the assigning Party shall be released from all of its obligations under this Agreement if the surviving entity of such merger or the transferee of such Assets shall agree in writing, in form and substance reasonably satisfactory to the other Party, to be bound by all terms of this Agreement as if named as a “Party” hereto.

Section 8.5. Third Party Beneficiaries. Except for the indemnification rights under this Agreement of any LRAD Indemnitee or Parametric Indemnitee in their respective capacities as such, (a) the provisions of this Agreement and each Ancillary Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder, and (b) there are no Third Party beneficiaries of this Agreement or any Ancillary Agreement and neither this Agreement nor any Ancillary Agreement shall provide any Third Party with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Ancillary Agreement.

Section 8.6. Notices. All notices, requests, claims, demands or other communications under this Agreement or any Ancillary Agreement shall be in writing and shall be deemed to be duly given when (a) delivered in person or (b) upon receipt after being deposited in the United States mail or private express mail, postage prepaid, addressed as follows:

If to LRAD, to: LRAD Corporation 15378 Avenue of Science, Suite 100 San Diego, California 92128 Attn: Thomas R. Brown Facsimile: (858) 676-1112	If to Parametric, to: Parametric Sound Corporation 1941 Ramrod Avenue, Suite 100 Henderson, Nevada 89014 Attn: Elwood G. Norris Facsimile: (888) 639-2150

Either Party may, by notice to the other Party, change the address to which such notices are to be given.

Section 8.7. Severability. If any provision of this Agreement or any Ancillary Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby or thereby, as the case may be, is not affected in any manner adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to affect the original intent of the Parties.

Section 8.8. Publicity. Prior to the Distribution, each of Parametric and LRAD shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Separation, the Distribution or any of the other transactions contemplated hereby and prior to making any filings with any Governmental Authority with respect thereto.

Section 8.9. Expenses. Except as expressly set forth in this Agreement or in any Ancillary Agreement, whether or not the Separation or the Distribution is consummated, all Third Party fees, costs and expenses paid or incurred in connection with the Separation and Distribution will be advanced by Elwood G. Norris. All such fees, costs and expenses so advanced shall be repaid by Parametric to Mr. Norris following the Distribution. Notwithstanding the foregoing, in the event LRAD unilaterally determines not to proceed with the Separation and Distribution (except as a result of the Commission not declaring the Form 10 effective or otherwise not providing any consent required), then LRAD shall reimburse Mr. Norris the amounts paid by Mr. Norris for expenses incurred by LRAD in connection with the Separation and Distribution.

Section 8.10. Headings. The article, section and paragraph headings contained in this Agreement and in the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any Ancillary Agreement.

Section 8.11. Survival of Covenants. Except as expressly set forth in any Ancillary Agreement, all covenants, representations and warranties contained in this Agreement and each Ancillary Agreement, and liability for the breach of any obligations contained herein, shall survive after the Distribution Date and remain in full force and effect in accordance with their applicable terms.

Section 8.12. Waivers of Default. The failure of either Party to require strict performance by the other Party of any provision in this Agreement or any Ancillary Agreement will not waive or diminish such Party’s right to demand strict performance thereafter of that or any other provision hereof.

Section 8.13. Specific Performance. The Parties agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled, in addition to any other remedy or relief to which they may be entitled, to injunctive relief (including provisional or temporary injunctive relief) to enforce specifically the terms and provisions hereof and enforcement of any such award of an arbitral tribunal in any court of the United States, or any other any court or tribunal sitting in any state of the United States or in any foreign country that has jurisdiction.

Section 8.14. Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties.

Section 8.15. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY COURT PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF AND PERMITTED UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.15.

IN WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement to be executed by their duly authorized representatives as of the day and year first above written.

LRAD Corporation,		Parametric Sound Corporation,
a Delaware corporation		a Nevada corporation

/s/ Katherine H. McDermott		/s/ James A. Barnes
By:	Katherine H. McDermott	By:	James A. Barnes
Its:	Chief Financial Officer	Its:	Secretary and Treasurer

Schedule 1.1

Parametric Assets

•

The 28 U.S. patents, three foreign and six pending applications listed below with a book value of approximately $424,000. The technology related to the six additional U.S. patents previously abandoned by LRAD:

Assigned Patents

5859915, 5885129, 5889870, 6011855, 6016351, 6044160, 6151398, 6304662, 6466674, 6577738, 6584205, 6606389, 6628791, 6850623, 6925187, 7088830, 7109789, 7158646, 7162042, 7224219, 7224808, 7298853, 7319763, 7343017, 7376236, 7564981, 7596229, 7729498

Assigned Foreign Patents

Japan 4249615, Japan 4301956 and Mexico 237866

Assigned Patent Applications

21980.NP, 21980.JP, 22151.PCT.US, 35924.NP, 35933.PCT.US, T8319.CIP2.CON, T8321.PROV.PCT.JP, T9468.PROV, 7029.CIP.PCT.CN.DV and T7029.CNDVHKD

Abandoned Patents

6108427, 6108433, 6188772, 6199655, 6229899, 6359990

•	The following 4 U.S. trade names with a book value of approximately $8,746 along with certain additional foreign rights to such names:

Assigned Trade Names

MODAMP, HSS, HYPERDIRCTIONAL, HYPERSONIC

•

Parts inventory consisting of emitter film and emitter and electronic parts with a book value of approximately $21,700 and an original cost of approximately $1,257,000, the difference being previous LRAD inventory reserves for excess parts and obsolescence.

•	Tooling and molds that have been fully depreciated and have no remaining book value.

•	Manufacturing jigs, testing and other equipment that have been fully depreciated and have no remaining book value.

•	Drawings, technical descriptions, assembly details and component listings.

•	Customer, representative and supplier lists.

•	Manufacturing methods, knowhow and trade secrets related to HSS and HSS production.

Excluded Assets

•	Cash

•	Accounts Receivable

Retained HSS Assets

•	Parts inventory with a book value of approximately $73,000 and an original cost of approximately $164,000 the difference being previous LRAD inventory reserves for excess parts.